UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March, 2007	File No. 001-33113

e-Future Information Technology Inc.

(Name of Registrant)

No. 10 Building, BUT Software Park

No.1 Disheng North Street, BDA

Yizhuang District, Beijing 100176, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ☒        FORM 40-F  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐        No  ☒

Private Placement

On March 13, 2007, e-Future Information Technology Inc. (the “Company”) completed a $10 million private placement with three funds affiliated with two institutional investors (the “Buyers”).

Pursuant to the Securities Purchase Agreement, dated as of March 13, 2007, which is attached as an exhibit to this Form 6-K (the “Securities Purchase Agreement”), the Company issued and sold an aggregate of $10.0 million of senior convertible notes due March 12, 2012 (the “Convertible Notes”) and warrants (the “Class A Warrants”) to purchase an aggregate of 184,077 of the Company’s ordinary shares, $0.0756 par value per share (“Ordinary Shares”). The Convertible Notes are initially convertible into 400,168 Ordinary Shares at the rate of $24.99 per Ordinary Share, which rate is subject to adjustment as referenced in the form of Convertible Note filed as an exhibit to this Form 6-K. On the date that is one year following the effective date of the Registration, the Conversion Price of the Notes will be lowered to the 5-day weighted average trading price of the ordinary shares, if such average is less than the initial Conversion Price of $24.99 per share. Under no circumstances will the Conversion Price be less than $19.00 per share.

The Class A Warrants are exercisable by the holder thereof at any time on or after September 9, 2007 and on or before September 9, 2012. The exercise price for the ordinary shares underlying the Class A Warrants is $28.25 per ordinary share, which price shall be subject to adjustment as referenced in the form of Class A Warrant filed as an exhibit to this Form 6-K.

In addition to the Convertible Notes and the Class A Warrants, the Company issued additional warrants to purchase an aggregate of 230,097 ordinary shares to the Buyers (the “Class B Warrants”). The Class B Warrants have an exercise price of $24.99 per share, which price shall be subject to adjustment as referenced in the form of Class B Warrant filed as an exhibit to this Form 6-K. The Class B Warrants are exercisable by the holder thereof at any time on or after September 9, 2007 and before the date that is twelve months after the later of (a) the effective date of the registration statement contemplated by the Registration Rights Agreement (as defined below) and (b) the date upon which the Company obtains Shareholder Approval (as defined below).

Notwithstanding the terms of the Convertible Notes, the Class A Warrants and the Class B Warrants, the Company is subject to Nasdaq Marketplace Rule 4350(i). The rule provides that, unless and until the Company obtains shareholder approval for the transactions contemplated by the Securities Purchase Agreement (“Shareholder Approval”), the aggregate number of Ordinary Shares issuable under the Convertible Notes, the Class A Warrants and the Class B Warrants shall be less than 20% of the number of Ordinary Shares outstanding on March 13, 2007. The Company has agreed to use its best efforts to obtain Shareholder Approval.

In connection with the investment, the Company and the Buyers have entered into a Registration Rights Agreement, which agreement is attached as an exhibit to this Form 6-K (the

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“Registration Rights Agreement“). Pursuant to the Registration Rights Agreement, the Company has agreed to file and maintain with the Securities and Exchange Commission a registration statement for resale of the ordinary shares acquired by the Buyers upon conversion of the Convertible Notes and exercise of the Class A Warrants and the Class B Warrants.

The proceeds from this investment will be used for working capital and general corporate purposes, including, but not limited to, possible strategic acquisitions. The offer and sale of these securities in the United States was completed pursuant to the exemption from registration provided by Regulation D under the Securities Act of 1933, as amended. The foregoing description is only a summary and is qualified in its entirety by reference to the agreements that are attached to this Form 6-K as exhibits and incorporated herein by reference.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2007	e-Future Information Technology Inc.
(Registrant)

	By:	/s/ Adam Yan
	Name:	Adam Yan
	Title:	President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	Securities Purchase Agreement dated as of March 13, 2007 by and among the Company, Capital Ventures International (“CVI”), Hudson Bay Fund, LP (“HBF”) and Hudson Bay Overseas Fund, Ltd. (“HBOF”).

99.2	Form of A Warrant to Purchase Ordinary Shares issued by the Company to CVI (92,038 ordinary shares), HBF (41,418 ordinary shares) and HBOF (50,621 ordinary shares).

99.3	Form of B Warrant to Purchase Ordinary Shares issued by the Company to CVI (115,048 ordinary shares), HBF (51,772 ordinary shares) and HBOF (63,277 ordinary shares).

99.4	Form of Senior Convertible Note issued by the Company to CVI ($5,000,000 principal amount), HBF ($2,250,000 principal amount) and HBOF ($2,750,000 principal amount).

99.5	Registration Rights Agreement, dated March 13, 2007 by and among the Company, CVI, HBF and HBOF.

99.6	Press Release issued March 14, 2007.

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